Exhibit 1

Stock Symbol: AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

Agnico-Eagle Provides Update On Meadowbank Mine Following Kitchen Fire

Toronto (March 28, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle” or the “Company”) reported on March 10, 2011 that the kitchen and associated facilities at its Meadowbank mine were destroyed in a fire.  The following is an update on current operations at the mine with estimates of the impact of Meadowbank on full year gold production for the Company.

Since the fire, the mine has been operating with a substantially reduced workforce at a reduced production rate.  Over most of this period, the plant has been processing lower grade ore from stockpiles due to the reduction in workforce.  The Company expects to return Meadowbank to normal staffing levels of approximately 450 people by the end of April.  Temporary kitchen facilities have been delivered to site and are currently being prepared for use.  The Company expects a permanent replacement kitchen to be installed during the fourth quarter of 2011.

As a result of the fire, and due to unusually difficult winter weather conditions encountered earlier this year, daily throughput at Meadowbank during the first quarter of 2011 is expected to average approximately 6,900 tonnes per day at lower than reserve grade.  Accordingly, the Company now expects total cash costs per ounce(1) at Meadowbank to be significantly higher in the first quarter of 2011 than the previously forecast average of $600 for the full year.  First quarter financial and operating results are expected to be released on April 28, 2011.

The mining and processing rates are anticipated to begin to improve during the second quarter as staffing levels increase.  Grades are also expected to improve in the second quarter as full mining operations in the pit resume and less low grade stockpile material is processed.

During the third quarter of 2011, a permanent secondary crushing unit is expected to be commissioned which is projected to allow the mill to reach its design throughput of approximately 8,500 tonnes per day for the second half of 2011.

Agnico-Eagle now expects full year gold production at Meadowbank to be approximately 310,000 ounces, at total cash costs of approximately $700 per ounce with approximately 60% of this production coming in the second half of the year.  This compares to Agnico-Eagle’s previously announced full-year guidance for Meadowbank of approximately 360,000 ounces at cash costs of approximately $600 per ounce.

(1) Total cash costs per ounce are not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. For reconciliation of historical total cash costs per ounce to production costs, as reported in the Company’s historical financial statements, please see the Company’s financial statements and Form 20-F, as filed with US and Canadian securities regulators.

Incorporating the recent events at Meadowbank, Agnico-Eagle now expects Company-wide gold production in the first quarter to be approximately 245,000 ounces.  Full year 2011 gold production is now expected to be between 1.08-1.15 million ounces, split approximately 45% and 55% between the first and second halves of the year, respectively.  This compares to Agnico-Eagle’s previously announced (December 15, 2010) full year production guidance of between 1.13-1.23 million ounces.

Full year, Company-wide, total cash costs are expected to be negatively impacted by approximately $25 per ounce, resulting in a new range of $445-$495 per ounce(2).  This compares to Agnico-Eagle’s previously announced guidance of $420-$470 per ounce.

Mine Tour to Meadowbank and Meliadine

Agnico-Eagle will be hosting a trip for equity analysts and buy-side investors on June 28, 2011 to Meadowbank.  The tour will include a project review of Meliadine while at the Meadowbank site.  The tour will be a day trip via chartered airplane from Toronto.  Interested parties should contact Hazel Winchester at hwinchester@agnico-eagle.com, or 416-847-3717.  All presentation materials will also be posted on the Company’s website.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle’s LaRonde mine is Canada’s largest operating gold mine in terms of reserves.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 29 consecutive years.  Agnico-Eagle’s registered office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7.

For more information on the Company please visit www.agnico-eagle.com

Forward-Looking Statements

The information in this news release has been prepared as at March 28, 2011. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements may include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, orebody configurations, metal production, life of mine horizons, commencement of production estimates, the estimated timing of scoping studies, recovery rates, and mill throughput; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the

(2) Assumptions: $1300/oz gold, $33/oz silver, $2200/t zinc, $8500/t copper, C$0.99 per USD, $1.40 USD per Euro funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the SEC. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.